Buenos Aires, June 8th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on May 2nd, 3rd, 4th, 7th, 8th, 9th, 10th, 11th, 14th, 15th and 16th, 17th, 18th, 21st, 22nd, 23rd, 24th, 28th, 29th, 30th and 31st and June 1st, 4th 6th and 7th in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on April 27th, 2018, as informed to the market on the Relevant Event published on that same date.

To this regard, the Company has acquired on the date hereof 8,000 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
06-08-18	8,000	48.322000	386,576	SBS Trading S.A.

We also inform that, due to an involuntary mistake, on the Relevant Event published regarding yesterday’s repurchase, it was stated that the amount in dollars of such repurchase was US$ 6,535,058. To that effect. we rectify such amount stating that it was US$ 6,530,978.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations